UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM N-18F-1
NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940.
Exact Name of Registrant
YOLANDA LEWIS
Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1846 (1-12)

INSTRUCTIONS FOR FORM N-18F-1

Read instructions carefully before preparing this notification. It will not be deemed accepted unless it is prepared, executed and filed substantially in accordance with these instructions.
(a) This form shall be used as the notification of election filed with the Commission pursuant to Rule 18f-1 under the Investment Company Act of 1940.
(b) Signature
An original the three copies of each notification of election shall be filed. The copies of the notification may have facsimile or typed signatures.
(c) Filing
The notification of election and all inquiries and communications with respect thereto shall be forwarded to the Securities and Exchange Commission, Washington, DC 20549.
(d) Fee
          There is no fee charged for filing the notification.
SECs Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of Form N-18F-1 is necessary to obtain the benefit of rule 18f-1, which permits a fund that has the right to redeem in kind securities of which it is the issuer, to make cash redemptions if the fund file a Form N-18F-1 with the Commission. Form N-18F-1 notifies the Commission staff of the funds actions, and commits the fund to pay in cash all redemptions by a shareholder of record as provided by rule 18f-1.
The information collected on Form N-18F-1 is publicly available.
Any member of the
public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form and any suggestions for reducing the burden of the form.
This collection of information has been
reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. 3507. NOTIFICATION OF ELECTION

2

   The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.
It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.
SIGNATURE
Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940,

the registrant has caused this
notification of election to be
duly executed on its behalf in the city of SAN JOSE
and the state of
CALIFORNIA	on the 27TH	day of AUGUST, 2018.
	Signature:  // Lewis, Yolanda /
(Name of Registrant)
By:  	(Name of director, trustee, or officer
signing on behalf of Registrant)
(Title)    President
Attest:   // Howard, Stanley /
(Name)  Director
(Title)